Prospectus Supplement No. 7	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 28, 2021)	Registration No. 333-257610

RESERVOIR MEDIA, INC.

59,714,705 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated July 28, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 59,714,705 shares of common stock, par value of $0.0001 per share (the “Common Stock”), of Reservoir Media, Inc., a Delaware corporation (formerly known as Roth CH Acquisition II Co.) (“RMI”), issued pursuant to the terms of (i) that certain agreement and plan of merger, dated as of April 14, 2021 (the “Merger Agreement”), by and among RMI, Roth CH II Merger Sub Corp. and Reservoir Holdings, Inc., and (ii) those certain subscription agreements entered into in connection with the Merger Agreement, with the information contained in RMI’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2021 (the “Current Report”). Accordingly, RMI has attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and, if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock and RMI’s warrants are traded on The Nasdaq Capital Market under the symbols “RSVR” and “RSVRW,” respectively. On August 13, 2021, the closing price of the Common Stock was $7.60, and the closing price of RMI’s warrants was $1.08.

RMI is an “emerging growth company” as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements.

Investing in RMI’s securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2021

RESERVOIR MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39795	83-3584204
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

75 Varick Street 9th Floor New York, New York	10013
(Address of principal executive offices)	(Zip Code)

(212) 675-0541

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	RSVR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	RSVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On August 16, 2021, Reservoir Media, Inc., a Delaware corporation (the “Company”), issued a press release announcing the condensed consolidated financial results of Reservoir Holdings, Inc., its wholly-owned subsidiary, as of June 30, 2021 and March 31, 2021 and for the three months ended June 30, 2021 and June 30, 2020. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing by the Company with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Exchange Act, unless the Company expressly sets forth by specific reference in such filing that such information is to be considered “filed” or incorporated by reference therein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release, dated August 16, 2021.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESERVOIR MEDIA, INC.

Date:	August 16, 2021	By:	/s/ Golnar Khosrowshahi
Name: Golnar Khosrowshahi
Title: Chief Executive Officer

Exhibit 99.1

RESERVOIR MEDIA, INC. FILES FORM 8-K WITH FIRST QUARTER FISCAL 2022 FINANCIAL RESULTS

First quarter fiscal 2022 financial results highlighted by 23% increase in revenue and strong execution against strategic growth priorities

August 16, 2021, New York — Reservoir Media, Inc. (NASDAQ: RSVR) (“Reservoir” or the “Company”), an award-winning independent music company, today has filed an amendment no. 2 to the Current Report on Form 8-K (the “Form 8-K”), which includes financial results for the first quarter ended June 30, 2021 (the “first quarter 2022”). The Form 8-K can be found in the Company’s filings with the Securities and Exchange Commission (the “SEC”) at www.sec.gov, which are also included in the Investor Relations section of the Company’s website.

Highlights and Recent Developments

•	Total revenues for the year ended March 31, 2021 were $81.8 million, which represented an increase of 28% year-over-year, and were higher than previously forecasted.

•	Revenues for the first quarter 2022 increased by 23% to $16.7 million as compared to the first quarter ended June 30, 2020 (the “first quarter 2021”) and were consistent with the Company’s expectations:

o	Music Publishing revenues increased by 8% to $12.3 million as compared to the first quarter 2021, mainly driven by existing catalog and catalog acquisitions, plus growth and contribution from streaming services for music consumption; and

o	Recorded Music revenues increased by 94% to $4.2 million as compared to the first quarter 2021, largely due to strong physical sales on the Chrysalis catalog, the continued growth of streaming services and the acquisition of Tommy Boy Music, LLC during the first quarter 2022.

•	For the first quarter 2022, operating income was $282.0 million and OIBDA, defined as operating income before depreciation and amortization, was $4.4 million. Adjusting for the impact of the one-time $617.0 million benefit of the forgiveness of the Company’s loan under the Paycheck Protection Program during the first quarter 2021, OIBDA increased by 6% even with the additional costs during the first quarter 2022 associated with preparing to be a public company.(i)

•	Reservoir completed several acquisitions during the first quarter 2022, including an acquisition of the legendary independent hip-hop and electronic label Tommy Boy Music, LLC on June 2, 2021 for approximately $100.0 million.

•	Reservoir completed business combination with Roth CH Acquisition II Co., a special purpose acquisition company on July 28, 2021, adding over $142 million after closing costs to the Company’s balance sheet.

“Our financial and operational accomplishments during the first quarter 2022 were indicative of the impressive team and momentum we have built at Reservoir,” said Golnar Khosrowshahi, founder and Chief Executive Officer of Reservoir. “These accomplishments included several acquisitions that increased the strength of our catalog, as well as the expansion of our roster of songwriter and producer talent with several new signings over the last few months. We are the first U.S.-based publicly traded independent music company, and our recurring revenue model and growing brand put us in a strong position to capitalize on the powerful secular tailwinds we’re seeing across the music business and around the globe.”

Jim Heindlmeyer, the Chief Financial Officer of Reservoir, added, “Revenue for the first quarter 2022 was approximately 16% of our previously stated forecast for fiscal 2022, compared to revenue for the first quarter 2021 as a percent of total revenue of 17% in fiscal 2021. As we look forward, we plan to remain focused on driving industry-leading organic growth through our value enhancement initiatives, and we expect to continue to complement that work by executing strategic acquisitions of leading music portfolios. We look forward to leveraging the power of our recurring revenue model, which includes strong operating leverage and substantial cash flow generation that will support our growth strategy.”

About Reservoir Media, Inc.

Reservoir Media, Inc. is an independent music company based in New York City and with offices in Los Angeles, Nashville, Toronto, London, and Abu Dhabi. Reservoir is the first U.S.-based publicly traded independent music company and the first female founded and led publicly traded music company in the United States. Founded as a family-owned music publisher in 2007, Reservoir has grown to represent over 130,000 copyrights and 36,000 master recordings with titles dating as far back as 1900 and hundreds of #1 releases worldwide. Reservoir holds a regular Top 10 U.S. Market Share according to Billboard’s Publishers Quarterly, was twice named Publisher of the Year by Music Business Worldwide’s The A&R Awards, and won Independent Publisher of the Year at the 2020 Music Week Awards.

Reservoir also represents a multitude of recorded music through Chrysalis Records, Tommy Boy Records, and Philly Groove Records and manages artists through its ventures with Blue Raincoat Music and Big Life Management.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, including statements with respect to the financial condition, results of operations, earnings outlook and prospects of Reservoir. Forward-looking statements are based on the current expectations and beliefs of the management of Reservoir and are inherently subject to a number of risks, uncertainties and assumptions and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual financial condition, results of operations, earnings and/or prospects to be materially different from those expressed or implied by these forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In addition, forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements in this press release may include, among others:

•	expectations regarding Reservoir’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures;

•	Reservoir’s ability to invest in growth initiatives and pursue acquisition opportunities;

•	the ability to achieve the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Reservoir to grow and manage growth profitably and retain its key employees;

•	the inability to maintain the listing of Reservoir’s common stock on the Nasdaq Stock Market LLC and limited liquidity and trading of Reservoir’s securities;

•	geopolitical risk and changes in applicable laws or regulations;

•	the possibility that Reservoir may be adversely affected by other economic, business and/or competitive factors;

•	risks related to the organic and inorganic growth of Reservoir’s business and the timing of expected business milestones;

•	risk that the COVID-19 pandemic, and local, state and federal responses to addressing the COVID-19 pandemic, may have an adverse effect on Reservoir’s business operations, as well as its financial condition and results of operations; and

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Reservoir’s resources.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Reservoir prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, Reservoir undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events. For a more detailed discussion of risks and other factors that might impact forward-looking statements, see the Company’s filings with the SEC available on the SEC’s website at www.sec.gov or the Company’s website at www.reservoir-media.com.

Media Contact

Reservoir Media, Inc.

Suzy Arrabito

Vice President, Marketing & Communications

sa@reservoir-media.com

www.reservoir-media.com

Investor Contact

Alpha IR Group

Jackie Marcus or Mike Dwyer

RSVR@alpha-ir.com

Source: Reservoir Media, Inc.

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(i) OIBDA

Reservoir’s management uses operating income before depreciation and amortization (“OIBDA”) to evaluate Reservoir’s operations, measure its performance and make strategic decisions. Reservoir believes that the use of OIBDA provides useful information to investors and others in understanding and evaluating Reservoir’s results of operations and trends in the same manner as Reservoir’s management. However, OIBDA is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and, as a result, should not be considered as a substitute for operating income or any other operating performance measures calculated in accordance with GAAP. Using OIBDA to analyze Reservoir’s business would have material limitations because the calculations are based on the subjective determination of Reservoir’s management regarding the nature and classification of events and circumstances that you may find significant. In addition, although other companies in Reservoir’s industry may report measures titled OIBDA or similar measures, such non-GAAP financial measures may be calculated differently from how Reservoir calculates OIBDA, which reduces OIBDA’s overall usefulness as comparative measure. Because of these limitations, you should consider OIBDA alongside other financial performance measures and other financial results presented in accordance with GAAP.

The table below sets forth the reconciliation of OIBDA to operating income for the three months ended June 30, 2021 and June 30, 2020 (in thousands):

	For the Three Months Ended
	June 30,		2021 vs. 2020
	2021	2020	$ Change	% Change
Operating income	$282	$1,306	$(1,024)	(78)%
Amortization expense	4,048	3,374	674	20%
Depreciation expense	31	56	(25)	(45)%
OIBDA	$4,361	$4,736	$(375)	(8)%